Exhibit 24.1

POWER OF SUBSTITUTION

Carol Williams is hereby designated as having Power of Attorney to sign on Dan Moen’s behalf a Form 4 for the grant of stock options and restricted stock units that were granted to him on August 28, 2006 by the Compensation Committee of the Board of Directors. The designation is based on the undersigned’s power of substitution under the Power of Attorney granted to the undersigned by Dan Moen.

/s/ Melvin Dick
Melvin Dick